TCW/DW TERM TRUST 2002
Item 77E				 Legal Proceedings

There is one litigation matter pending, a purported class action filed on behalf of the residents of Florida, against some of the Trust's Trustees and officers, one of its underwriters, the lead representative of its underwriters, the Adviser, the Manager and other defendants - but not against the Trust. This matter, currently pending in Florida State Court, generally alleges violations of state statutory and common law in connection with the marketing of the Trust to customers of one of the underwriters. The action has been settled subject to Court approval.